Exhibit 2.3

LIQUIDATION ANALYSIS FOR THE DEBTORS

The Bankruptcy Code requires that each holder of an impaired Claim or Equity Interest either (a) accept the Plan or (b) receive or retain under the Plan property of a value, as of the Effective Date of the Plan, that is not less than the value such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on the Effective Date. The first step in determining whether this test has been met is to determine the dollar amount that would be generated from the liquidation of the Debtors’ assets and properties in the context of a chapter 7 liquidation case. The gross amount of cash available would be the sum of the proceeds from the disposition of the Debtors’ assets and the cash held by the Debtors at the time of the commencement of the chapter 7 case. Such amount is reduced by the amount of any Claims secured by such assets, the costs and expenses of the liquidation, and such additional Administrative Expenses that may result from the termination of the Debtors’ businesses and the use of chapter 7 for the purposes of liquidation. Any remaining net cash would be allocated to creditors and shareholders in strict priority in accordance with Section 726 of the Bankruptcy Code.

Set forth on the following pages is a Liquidation Analysis for Caraustar Industries, Inc (the “Debtors”), assuming a hypothetical Chapter 7 liquidation in which a Court-appointed trustee liquidates the Company’s assets. A general summary of the assumptions used in preparing this Liquidation Analysis follows.

Estimate of Net Proceeds

Estimates were made of the cash proceeds that might be realized from the liquidation of the Debtors’ assets. The chapter 7 Liquidation Period is assumed to commence on June 1, 2009 and to last 7 months following the appointment of a chapter 7 trustee for the Debtors. For purposes of the analysis, the Debtors’ balance sheets as of April 30, 2009 were used. There can be no assurance that the liquidation would be completed in a limited time frame nor is there any assurance that the recoveries assigned to the assets would in fact be realized. Under section 704 of the Bankruptcy Code, an appointed trustee must, among other duties, collect and convert the property of the estate as expeditiously as is compatible with the best interests of the parties-in-interest. The Liquidation Analysis assumes that there would be pressure to complete the sales process within 7 months. The Liquidation Period would allow the trustee to sell the Company’s assets, wind-down operational activities, complete the claims reconciliation process and make distributions to parties-in-interest. The need to convert property to cash so rapidly may have an adverse impact on the proceeds realized from the sale of the Debtors’ assets. Depending on actual circumstances, the Liquidation Period could be significantly longer, in which event, wind-down costs would increase and recoveries would likely decrease. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE VALUES REFLECTED IN THE LIQUIDATION ANALYSIS WOULD BE REALIZED IF THE COMPANY WERE, IN FACT, TO UNDERGO SUCH A LIQUIDATION, AND ACTUAL RESULTS COULD VARY MATERIALLY FROM THOSE SET FORTH BELOW.

Estimate of Costs

The Debtors’ cost of liquidation under chapter 7 would include fees payable to a chapter 7 trustee, as well as those fees which might be payable to attorneys and other professionals that such a trustee may engage. Further costs of liquidation would include any obligations and unpaid expenses incurred by the Debtors until conclusion of their chapter 7 cases.

Additional Administrative Expenses would arise by reason of the breach or rejection of obligations incurred and executory contracts or leases entered into by the Debtors during the Chapter 11 Cases. It is possible that in a chapter 7 case, the wind-down expenses may be greater or less than the estimated amount. Such expenses are in part dependent on the length of time of the liquidation.

The wind-down costs in the Liquidation Analysis include operating expenses and other costs considered likely to be incurred during the Liquidation Period. Significant liquidation activities would include: (i) collection of accounts receivable, (ii) liquidation of inventory, (iii) negotiation for the sale of debtors’ facility assets, (iv) negotiation for the sale of real estate, real estate leases and equipment located in the Company’s facilities and headquarters, and (v) negotiation for the sale of other tangible and intangible assets.

Distribution of Net Proceeds Under Absolute Priority

The foregoing types of chapter 7 Administrative Expenses that may arise in a liquidation case would be paid in full from the liquidation proceeds before the balance of those proceeds would be made available to holders of unsecured Claims. Under the absolute priority rule, no junior creditor would receive any distribution until all senior creditors are paid in full. The Debtors believe that in a chapter 7 case, after taking account of the costs of the chapter 7 liquidation, secured creditors, as well as junior creditors with Administrative or Priority claims would receive a full recovery. General Unsecured Claims would receive a partial recover, while holders of any Equity Interest would receive no recovery.

The claim amounts reflected in the Liquidation Analysis are based on the Company’s estimate of claims which are expected to be incurred as a result of the liquidation and the Company’s estimate of claims which would exist as of June 1, 2009.

After consideration of the effects of a chapter 7 liquidation on the ultimate proceeds available for distribution to creditors, including (i) the increased costs and expenses of a liquidation under chapter 7 arising from fees payable to a trustee in a bankruptcy and professional advisors to such trustee, (ii) the erosion in value of assets in a chapter 7 case in the context of the expeditious liquidation required under chapter 7 and the “forced sale” atmosphere that would likely prevail, and (iii) the substantial increase in Claims which would be satisfied on a prior basis, THE DEBTORS HAVE DETERMINED THAT CONFIRMATION OF THE PLAN WILL PROVIDE EACH CREDITOR WITH A RECOVERY THAT IS NOT LESS THAN SUCH CREDITOR WOULD RECEIVE PURSUANT TO A LIQUIDATION OF THE DEBTORS UNDER CHAPTER 7 OF THE BANKRUPTCY CODE.

General Assumptions

The Liquidation Analysis reflects estimates of the proceeds that might be realized through the liquidation of the Debtors, in accordance with chapter 7 of the Bankruptcy Code. This analysis is based on the Debtors’ assets and liabilities as of April 30, 2009.

The Liquidation Analysis is based upon a number of estimates and assumptions that, although developed by and considered reasonable by the management of the Debtors, are inherently subject to significant economic, business, governmental, regulatory, competitive uncertainties as well as other contingencies beyond the control of the Debtors or their management. The Liquidation Analysis is also based on assumptions with regard to liquidation decisions that are subject to change. Accordingly, there can be no assurance that the values reflected in this Liquidation Analysis would be realized if the Debtors were, in fact, to undergo such a liquidation, and actual results could vary materially and adversely from those contained herein.

The following is a summary of the major assumptions underlying the Debtors’ Liquidation Analysis:

1.	This analysis assumes the conversion of the current chapter 11 cases to chapter 7 cases with the liquidation of the Debtors’ assets being finalized over a 7 month period. A chapter 7 trustee would be either elected by creditors or appointed by the Bankruptcy Court to administer the estates. The chapter 7 trustee is independent and would be entitled to make all of his or her own decisions regarding the liquidation of the estates, hiring of professionals, the pursuit of Claims or litigation, the payment of or objection to Claims, and the distribution of any ultimate dividend. The chapter 7 trustee would be compensated in accordance with section 326 of the Bankruptcy Code.

2.	The Liquidation Analysis utilizes the Debtors’ unaudited financial statements as of April 30, 2009, and other figures estimated by management. The Debtors do not believe that the assets and liabilities will materially change prior to the assumed liquidation date of June 1, 2009.

3.	This Liquidation Analysis assumes that all assets of the Debtors will be liquidated during the 7 month Liquidation Period. Although the Debtors believe a 7 month Liquidation Period is sufficient to allow for an orderly transfer of operations to acquirers, there can be no assurances made that all assets will be completely liquidated during this time period.

4.	It is assumed that assets will be sold for cash or cash equivalents.

5.	It is assumed that all non-operating assets would be disposed of through sale, liquidation, and/or termination as appropriate.

6.	The amounts reflected in the Liquidation Analysis are based on the Debtors estimate of Administrative Expenses that are expected to be incurred as a result of the Liquidation and the Debtors’ estimate of Claims which would exist as of June 1, 2009.

7.	The Liquidation Analysis assumes that six months will be required to liquidate the assets of the Debtors’ estate. Accordingly, the liquidation is assumed to occur between June 1, 2009 and December 1, 2009. Distributions to creditors are assumed to occur on or around January 15, 2010.

Caraustar Industries, Inc

Hypothetical Liquidation Analysis

as of April 30, 2009

Proceeds from Liquidation	Notes	Book Value (Unaudited)	Estimated Recovery %		Estimated Proceeds $
($ thousands)			Low	High	Low	High
Assets:
Cash and Cash Equivalents	A	$28,894	100.0%	100.0%	$28,894	$28,894
Accounts Receivable	B	57,739	58.9%	73.8%	34,027	42,633
Inventory	C	53,791	50.9%	60.9%	27,383	32,763
Other Receivables	D	680	0.0%	25.0%	—	170
Prepaids	E	6,377	0.0%	0.0%	—	—
Intangible Assets	F	5,060	0.0%	0.0%	—	—
Other Noncurrent Assets	G	5,041	0.0%	25.0%	—	1,260
Property, Plant and Equipment (“PP&E”), net	H	207,643	25.0%	42.7%	51,857	88,682

Total Proceeds Available for Distribution		365,226			142,161	194,402

Administrative Claims:
Trustee Fees	I			2.8%	3,935	5,372
Trustee’s Counsel	J			2.1%	2,951	4,029
Wind-Down Cost	K				37,804	45,997
Contingency				1.0%	1,422	1,944

Total Liquidation Expenses					46,112	57,342

Net Proceeds Available to Creditors					$96,049	$137,060

Allocations of Proceeds

Secured Claims:
Bank of America Letter of Credit Obligations	L	16,015	100.0%	100.0%	16,015	16,015

Total Secured Claims		16,015	100.0%	100.0%	16,015	16,015

Net Proceeds Available for Priority and Unsecured Claims					$80,034	$121,046

Priority Claims:
Estimated Employee Claims	M	30,860	100.0%	100.0%	30,860	30,860

Total Priority Claims		30,860	100.0%	100.0%	30,860	30,860

Net Proceeds Available for Unsecured Claims					$49,174	$90,186

Unsecured Claims:
7.375% Senior Notes	N	196,747	11.2%	20.6%	22,117	40,563
7.250% Senior Notes	O	30,051	11.2%	20.6%	3,378	6,196
Sprague Bond	P	4,700	11.2%	20.6%	528	969
Pre-petition Accounts Payable and Accrued Liabilities	Q	40,644	11.2%	20.6%	4,569	8,379
Pension Termination Claim	R	155,300	11.2%	20.6%	17,458	32,018
Other Claims	S	10,000	11.2%	20.6%	1,124	2,062

Total Unsecured Claims		437,442	11.2%	20.6%	$49,174	$90,186

Net Proceeds Available for Equity Claims					$—	$—

Notes to Chart

A.	Cash and Cash Equivalents – The Liquidation Analysis assumes no further cash would be generated from operations during the Chapter 7 cases for distribution. It is assumed that the cash at the date of the actual liquidation would be equal to the cash balance as of April 30, 2009. The Debtors’ cash is held in the bank accounts or escrow accounts and is assumed to be fully recoverable.

B.	Accounts Receivable, Net – The Debtors will retain ownership of the accounts receivable for all business segments. For purposes of this analysis, management anticipates recovering between 59% and 74% of the net accounts receivable. These percentages are based upon a review of the detailed aging balances and management’s assessment of the potential recoverability for these receivables based on payor-mix and the days outstanding of these receivables.

C.	Inventory – Inventory consists of raw, work-in-progress and finished goods. For purposes of this analysis, management anticipates recovering between 51% and 61% of the inventory. The recovery range is based primarily on an Accuval inventory appraisal report as of January 31, 2009, with appropriate discounts applied to the range.

D.	Other Receivables – Other receivables consist of receivables not directly related to products sold. In the case of the Recycled Fiber Group, the receivables represent fiber owed to the Debtors to payoff balers given to various customers. For purposes of this analysis, management has estimated recovery at between 0% and 25% of the amounts due.

E.	Prepaid Expenses – Prepaid expenses consist primarily of prepaid insurance, prepaid taxes and prepaid rents. For purposes of this analysis, it is assumed that all prepaids would be consumed during the Liquidation Period. Accordingly, no separate recovery for these assets is assumed.

F.	Intangible Assets – The majority of the intangible assets balance consists of a customer relationship with Smurfit Stone. For purposes of this analysis, it is assumed that there is no recovery on these assets.

G.	Other Noncurrent Assets – Other Noncurrent assets consists primarily of restricted cash related to insurance policies. For purposes of this analysis, a recovery of 0% to 25% is assumed.

H.	Property, Plant & Equipment, Net (“PP&E”) – Recoveries for owned real estate is based on appraisal information provided by CB Richard Ellis dated July 2008. Recoveries for machinery and equipment are based upon an Accuval appraisal as of May 2008. Based on the time elapsed since the appraisal dates and current economic environment, discounts ranging from 20 to 30% were applied to the appraised values.

I.	Trustee and Receiver Fees – Section 326 of the U.S. Bankruptcy Code limits U.S. Trustee fees to 2.75% of gross liquidation proceeds. For this Liquidation Analysis, a recovery estimate of 2.75% is assumed.

J.	Counsel for the Trustee – Compensation for trustee’s counsel is estimated at 75% of estimated trustee fees.

K.	Wind-Down Costs – The estimates for wind-down costs in the Liquidation Analysis include operating expenses and other costs considered likely to be incurred during the Liquidation Period. The Liquidation Period is assumed to last 7 months, 6 months for the sale of assets and 1 additional month for administration to conclude the wind-down. Significant liquidation activities would include, but are not limited to: (i) the sale of the manufacturing facilities and associated fixtures, equipment and real estate, (ii) collection of accounts receivable and liquidation of inventory (iii) the sale/liquidation of corporate and non-operating property, plant and equipment, (iv) the resolution of all employee related issues, (v) closing of books and records, (vi) maintenance of IT systems and (vii) protection and security of assets during the Liquidation Period. It is assumed that Debtors’ corporate and manufacturing facility staff would be severed immediately. A transition team would then be responsible for the wind-down activities during the Liquidation Period. The transition team would include essential operational, financial, legal, human resources and accounting personnel. The wind-down costs also include the cost of professional brokers to liquidate inventory, real estate and machinery and equipment.

L.	Bank of America Letter of Credit Obligations – As of April 30, 2009, the Debtors had approximately $16.0 million of Letters of Credit outstanding under its Bank of America credit facility. The Letters are used to back insurance, surety and certain trade credit obligations. The Liquidation Analysis assumes that the Letters are all fully drawn upon conversion of the case to Chapter 7.

M.	Estimated Employee Priority Claims – Estimated based on Caraustar’s 2,939 employees each receiving up to the maximum priority amount of $10,500, related to pre-petition accrued salaries and wages, severance and/or WARN Act notice pay.

N.	7.375% Senior Notes – $196.7 million of senior unsecured notes due June 1, 2009, including accrued interest through the petition date.

O.	7.250% Senior Notes – $30.1 million of senior unsecured notes due May 1, 2010, including accrued interest through the petition date.

P.	Sprague Bond – $4.7 million Promissory Note to International Paper Company, maturing on October 1, 2021.

Q.	Pre-Petition Accounts Payables and Accrued Liabilities – Represents pre-petition creditor debt incurred prior to the Debtors filing for Chapter 7. Estimates were based on Debtors’ balance sheet as of April 30, 2009

R.	Pension Termination Claim – Based on a preliminary actuarial estimate as of January 1, 2009.

S.	Other Claims – Represents an estimate of potential lease and contract rejection claims, employee claims, litigation claims, environmental claims, as well as a contingency for potential unidentified claims.